# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Via Transportation, Inc., CIK 0001603015
CUSIP: 92556W104
Title of class of securities: Class A common stock, par value $0.00001 per share
Address of issuer's principal executive offices: C/O VIA TRANSPORTATION, 10 CROSBY STREET, 2ND FLOOR, NEW YORK, New York (NY), 10013
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001863955

## Reporting persons
- 83North II Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,368,121; sole dispositive power 0; shared dispositive power 4,368,121; aggregate amount beneficially owned 4,368,121 (5.8% of the class)
- 83North II G.P., L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,368,121; sole dispositive power 0; shared dispositive power 4,368,121; aggregate amount beneficially owned 4,368,121 (5.8% of the class)
- 83North II Manager, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,368,121; sole dispositive power 0; shared dispositive power 4,368,121; aggregate amount beneficially owned 4,368,121 (5.8% of the class)
- Arnon Dinur: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 6,243,157; sole dispositive power 0; shared dispositive power 6,243,157; aggregate amount beneficially owned 6,243,157 (8.2% of the class)

## Item 1. Issuer
Name of issuer: Via Transportation, Inc.
Address of issuer's principal executive offices: 114 5th Ave, 17th Floor, New York, NY 10011

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by the following (each a "Reporting Person" and collectively the "Reporting Persons"):
(i) 83North II Limited Partnership, a Cayman Islands limited partnership ("83North II");
(ii) 83North II G.P., L.P., a Cayman Islands limited partnership ("83North II GP"), which is the general partner of 83North II;
(iii) 83North II Manager, Ltd., a Cayman Islands exempted company, which is the ultimate general partner of 83North II and, together with 83North II GP, has combined voting and investment power over the securities held by 83North II;
(iv) Arnon Dinur ("Mr. Dinur"), who is the partner of each of the foregoing entities and certain other limited partnerships that hold the Issuer's securities and their general partners and exercises voting and investment power over the securities held by each such entity.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 121 Menachem Begin Rd. Sarona Tower 59th Floor. Tel Aviv, Israel, 6701203, Israel.
Citizenship: See responses to Row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Row 9 on each cover page.

Mr. Dinur may be deemed to beneficially own in the aggregate 6,243,157 shares of Class A common stock of the Issuer ("Class A Shares"), which consist of (i) 4,368,121 Class A Shares held by 83North II Limited Partnership, (ii) 815,479 Class A Shares held by 83North VII LP, (iii) 573,801 Class A Shares held by 83North FXV III Limited Partnership and (iv) 485,756 Class A Shares held by 83North FXV Limited Partnership.
Percent of class:
See responses to Row 11 on each cover page.

All beneficial ownership percentages reported herein are calculated based on 75,742,664 Class A Shares outstanding as of September 30, 2025 as provided by the Issuer.
Sole power to vote or to direct the vote: See responses to Row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- 83North II Limited Partnership: /s/ Arnon Dinur, Arnon Dinur, Partner (11/13/2025)
- 83North II G.P., L.P.: /s/ Arnon Dinur, Arnon Dinur, Partner (11/13/2025)
- 83North II Manager, Ltd.: /s/ Arnon Dinur, Arnon Dinur, Partner (11/13/2025)
- Arnon Dinur: /s/ Arnon Dinur, Arnon Dinur (11/13/2025)